Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,
	2016	2015
(Dollars in millions)
EARNINGS:
Income before income taxes[1]	$93	$411
Add (deduct):
Equity in earnings of unconsolidated entities	(110)	(110)
Distributions from unconsolidated entities	55	45
Amortization of capitalized interest	5	4
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	–	(6)
	$43	$344
Add fixed charges:
Consolidated interest expense[2]	84	61
Interest portion (1/3) of consolidated rent expense	40	38
	$167	$443

FIXED CHARGES:
Consolidated interest expense[2]	$84	$61
Capitalized interest	1	3
Interest portion (1/3) of consolidated rent expense	40	38
	$125	$102

RATIO OF EARNINGS TO FIXED CHARGES	1.34	4.34

[1]

Includes Gain on sale of business and other exit costs, net of $114 million in 2015.  Additionally, includes $16 million and $147 million of Gain on license sales and exchanges, net in 2016 and 2015, respectively.

[2]	Interest expense on income tax contingencies is not included in fixed charges.